SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Yes: ☐      No:  ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis and Medicines for Malaria Venture launch Coartem® Dispersible, the first ACT(1) developed for children suffering from malaria

•      More children die from malaria than any other patient group – every 30 seconds a child dies from malaria

•                  Approved by Swissmedic, sweet-tasting Coartem® Dispersible is an easy-to-administer medicine that promotes effective treatment for children with malaria

•                  Recent study published in The Lancet shows Coartem Dispersible is well-tolerated and provides children with high cure rates comparable to Coartem

•      Novartis will provide Coartem Dispersible without profit for public sector use in malaria-endemic regions

Basel, January 27, 2009 —Novartis and Medicines for Malaria Venture (MMV) announced today the launch of Coartem® Dispersible, a new pediatric formulation of Coartem® (artemether/lumefantrine 20 mg/120 mg), for the treatment of uncomplicated malaria in infants and children.

Coartem Dispersible contains the same amounts of artemether and lumefantrine as Coartem, the leading artemisinin-based combination therapy (ACT) in Africa, and is the first dispersible fixed-dose ACT developed especially for children.

Each year there are more than one million malaria-related deaths around the world(1). Nine out of ten malaria deaths occur in sub Saharan Africa, and the vast majority of malaria-related deaths occur in children. In Africa alone, a child dies every 30 seconds from malaria(2).

“This new Coartem Dispersible tablet can help improve treatment and compliance saving many of the more than 700,000 children under five who die each year from malaria,” said Dr. Daniel Vasella, chairman and CEO of Novartis. “I am pleased that we can provide a clearly better formulation to help ensure children with malaria receive and can take an effective therapy.”

Until now, many parents crushed bitter-tasting antimalarial tablets for their children to swallow. The new sweet-tasting Coartem Dispersible tablets disperse quickly in small amounts of water, easing administration and ensuring effective dosing for children.

(1)  Artemisinin-based combination therapy (ACT)

“The launch of Coartem Dispersible is an important milestone in the fight against malaria and marks the culmination of several years of successful collaboration with Novartis,” said Dr. Chris Hentschel, President and CEO of Medicines for Malaria Venture. “As malaria is essentially a pediatric disease, we are hopeful that this child-friendly formulation will contribute to a reduction in child mortality in Africa, and give children back their future.”

A phase III study recently published in The Lancet showed that Coartem Dispersible provides a high cure rate(2) of 97.8%, which is comparable to that of Coartem (98.5%). Investigators also reported that it had a good safety profile(3).

As part of its ongoing commitment to patients and health workers, Novartis and MMV also provide malaria case management educational programs, which include hands-on training for local healthcare workers, customized training manuals, and user-friendly packaging to ensure that Coartem Dispersible is properly used and to improve patient compliance. Like Coartem, Coartem Dispersible will be provided to the public sector without profit to benefit those people most in need in the developing world. In addition to Swissmedic, Coartem Dispersible is approved by several regulatory authorities in Africa. These countries include Benin, Burkina Faso, Democratic Republic of Congo, Gabon, Ghana, Guinea, Ivory Coast, Kenya, Madagascar, Mauritania, Niger, Nigeria, Senegal, Togo, and Zambia.

About Coartem

In a unique collaboration with international organizations, Novartis has provided more than 215 million Coartem treatment courses to the public sector in Africa without profit since 2001. These treatments have helped to save approximately 550,000 lives.

Artemisinin is a compound derived from the sweet wormwood plant and has been used for centuries in traditional Chinese medicine to treat fever. An ACT is a combination of two or more drugs (one of which is an artemisinin derivative) that have different modes of action. Studies have shown that using two or more drugs in combination has the potential to delay the development of resistance. ACTs in particular have been found to be highly effective in treating malaria and their potential to delay resistance in areas of intense transmission is under investigation.

Disclaimer

The foregoing release contains certain forward-looking statements that can be identified by terminology such as “will,” “hopeful,” “can,” “potentially,” “commitment,” or similar expressions, or by express or implied discussions regarding potential additional marketing approvals for Coartem or Coartem Dispersible, or regarding potential future revenues from Coartem products. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Coartem to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Coartem or Coartem Dispersible will be approved for sale in any additional market. Nor can there be any guarantee that Coartem products will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Coartem products could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing

(2)  Cure rates in the study were PCR-corrected in the mITT population.

factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis was named a Super Sector Leader by the Dow Jones Sustainability Index (DJSI) in 2007. In the same year, 66 million patients around the world benefited from Novartis programs valued at USD 937 million. These initiatives range from drug donation and research programs to combat neglected diseases like malaria, tuberculosis and leprosy in developing nations, to patient assistance programs that help cancer patients receive the most innovative and effective treatments available. For further information, please consult http://www.novartis.com.

About Medicines For Malaria Ventures

Medicines for Malaria Venture (MMV) is a non-profit organization created to discover, develop and deliver effective and affordable antimalarial drugs through public-private partnerships. MMV’s vision is a world in which these innovative medicines will cure and protect the millions at risk of malaria and help to ultimately eradicate this terrible disease.

MMV is currently managing the largest–ever portfolio of antimalarial projects in collaboration with over 100 pharmaceutical, academic, and endemic-country partners in 38 countries. The portfolio includes 19 completely new classes of compounds. New and improved treatment solutions are urgently needed for the 2.4 billion people at risk from malaria. MMV is working to ensure that its products will have the greatest possible public health impact and, most importantly, save lives. For more information, please consult http://www.mmv.org.

References

(1)	Children and Malaria. World Health Organization Roll Back Malaria Web site. Available at :
http://www.rbm.who.int/cmc_upload/0/000/015/367/RBMInfosheet_6.pdf.
(2)	Malaria Fact Sheet. World Health Organization Web site. Available at :
http://www.who.int/mediacentre/factsheet/fs094/en/.
(3)

Abdulla S. et al. Efficacy and safety of arthemeter-lumefantrine dispersible tablets compared with crushed commercial tablets in African infants and children with uncomplicated malaria: a randomised, single blind, multicentre trial. Lancet . Published on line.

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Novartis Media Relations

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Peter Shelby Novartis Pharma Communications +41 61 324 4470 (direct) +41 79 597 6353 (mobile) peter.shelby@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	January 27, 2009	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting